

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 20, 2009

<u>Via U.S. Mail and Fax (303-799-0912)</u>
Mr. Glen R. Gamble
Chief Executive Officer
Pinnacle Resources, Inc.
9600 E. Arapahoe Road, Suite 260
Englewood, Colorado 80112

 Re: Pinnacle Resources, Inc.
 Item 4.01 Form 8-K
 Filed January 7, 2009
 File No. 000-22965

Dear Mr. Gamble:

 We have completed our review of your Form 8-K and related filings and have no further comments at this time.

 Sincerely,

 Chris White
 Branch Chief